Exhibit 19.1

American Woodmark Corporation®    Number         450
FINANCIAL POLICY OR PROCEDURE         Page         1 of 6
        Date Issued
        Supersedes    August 18, 2023
Title: Insider Trading Policy        Approved

Applicability of Policy

This policy applies to you if you are an employee, officer or member of the Board of Directors of American Woodmark Corporation and its subsidiaries and affiliates (the “Company”). The Company may also determine that other persons should be subject to the policy, such as contractors or consultants who have access to material nonpublic information.

The Insider Trading Policy also applies to your family members who live with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in the Company’s securities). This Policy also applies to entities you influence or control. You are responsible for the transactions of these other persons and entities, and you should make them aware of the need to confer with you before they trade in the Company’s securities. You should treat all such transactions for the purposes of this policy and applicable securities laws as if the transactions were for your own account.

Statement of Policy

The Reasons for the Policy

The Company has adopted this policy to promote compliance with federal and state securities laws that prohibit insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws. The policy also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called “insiders”).

The Specific Provisions of the Policy

This policy applies to transactions in the Company’s securities, including the Company’s common stock, options to purchase common stock or any other type of securities that the Company may issue, as well as derivative securities that are not issued by the Company (such as exchange-traded put or call options or swaps relating to the Company’s securities).

1.You may not, directly, or indirectly through family members or other persons or entities:

•Engage in transactions in the Company’s securities while you possess material nonpublic or             “inside” information concerning the Company, regardless of whether the transaction is made for             your benefit or for the benefit of another person, such as family members or friends, or                 company or group;

•Pass such information on to persons within the Company whose jobs do not require them to have that information, or to others outside the Company (including family, friends, business associates, investors and expert consulting firms). This restriction does not apply if             the person has a legitimate business-related need to receive the information and such disclosure is compliant with Company policies;

•Recommend that others engage in transactions in any Company securities; or

•Assist anyone engaged in the above actions

In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this policy) who, in the course of working for the Company, learns of material non-public information about a company (1) with which the Company does business, such as the Company’s distributors, vendors, customers and suppliers, or (2) that is involved in a potential transaction or business relationship with the Company, may engage in transactions in that company’s securities until the information becomes public or is no longer material. Further, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this policy) who learns of material non-public information about the Company engages in transactions of another company’s securities due to that information.

All of these actions are referred to as “insider trading”. See “What Is “Material Nonpublic Information”?” below for a discussion of what constitutes material non-public or “inside” information.

No exceptions are permitted. The securities laws do not recognize mitigating circumstances such as the need to raise cash for an emergency, and you should avoid even the appearance of an improper transaction to preserve the reputation of the Company and its employees, officers and directors for integrity and the highest standards of business and ethical conduct.

2.The Company considers it improper for any employee, officer or director of the Company to     engage in short-term or speculative transactions in the Company’s securities.

    For this reason, the Company prohibits employees, officers and directors from engaging in:

•Short-Term Trading. You may not engage in purchases and sales or sales and purchases of             the Company’s securities in the open market within any six-month period.

•Short Sales. You may not engage in short sales of the Company’s securities (sales of                 securities that are not then owned), including a “sale against the box” (a sale with delayed             delivery).

•Publicly Traded Options. You may not engage in transactions in publicly traded options, such             as puts, calls and other derivative securities, on an exchange or in any other organized market.

•Standing and Limit Orders. Standing and limit orders should be used for only a very brief             period of time (not to exceed five trading days) or in connection with a prearranged trading             plan (see “Prearranged (Rule 10b5-1) Trading Plans” below). A standing order placed with a         broker to sell or purchase securities at a specified price leaves you with no control over the             timing of the transaction. A standing order transaction executed by the broker when you are             aware of material nonpublic information may result in unlawful insider trading.

•Hedging Transactions. You may not engage in transactions designed to hedge or offset the market value of the Company’s stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds.

•Pledging of Securities. You may not hold Company securities in a margin account or pledge Company securities as collateral for any loan.

In addition to Company policy, there are laws applicable to these activities if they are engaged in         by Company officers subject to Section 16(b) of the Securities Exchange Act or members of the         Board of Directors. Because of the Company’s external SEC reporting requirements, all

transactions made by officers and external directors must be immediately reported to the             Company.

3.This policy continues to apply to transactions in Company securities even after your relationship     with the Company has ended. If you are aware of material nonpublic information when the     relationship ends, you must not trade in the Company’s securities until that information has     become     public or is no longer material.

4.All nonpublic information relating to the Company is the property of the Company and must     be kept confidential. You may not disclose any nonpublic Company information unless there     is a legitimate Company business-related need to do so.

Consequences of Violations

The purchase or sale of the Company’s securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities, and are punished severely by incarceration and substantial fines and penalties. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, if you fail to comply with the Company’s insider trading policy you may be subject to Company-imposed sanctions, including termination of employment, whether or not your failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

Trading Guidelines

1.Trading Window. The safest period for transactions in the Company’s securities, assuming you are not aware of any material nonpublic information, is the period beginning on the third trading day following the release of earnings for the prior quarter and ending on the last day of the second month in the following quarter. This period is sometimes referred to as a “trading window.” The purpose behind the self-imposed trading window period is to help establish a diligent effort to avoid any improper transactions by having Company employees make their stock transactions during a time when the public has the same information about the Company’s recent performance as employees have.

    From time to time, the Company may also recommend that you suspend transactions because of     developments known to the Company and not yet disclosed to the public. If that happens, you,     together with your family members and any entities you influence or control, may not engage in any     transaction involving the Company’s securities during that period and may not disclose to others the     fact of the suspension of transactions.

    However, even during a trading window, if you possess material nonpublic information concerning     the     Company you, together with your family members and any entities you influence or control,     should not engage in any transactions in the Company’s securities until that information has become     public or is no longer material.

    For most of the Company’s employees, it is strongly recommended that any stock transactions be made     during the trading windows. For the Company’s vice presidents, officers and external board     members, it is required that all stock transactions be made within the trading window unless those transactions     are pursuant to a 10b5-1 plan. This includes gift transactions, unless the Company has specifically approved the gift, including amount, timing and beneficiary. The Company will provide periodic emails advising about the timing of     upcoming trading windows.

2.Individual Responsibility. Every employee, officer and director has the individual responsibility to     comply with this policy. These trading guidelines are only guidelines, and appropriate judgment     should be exercised in connection with any trade in the Company’s securities. Any action on the part     of the Company, or any officer, employee or director pursuant to this policy (or otherwise) does not     in any way constitute legal advice or insulate an individual from liability under applicable securities     laws.

    You may from time to time, have to forego a proposed transaction in the Company’s securities even     if you planned to make the transaction before learning of material nonpublic information and even     though you believe you may suffer an economic loss or forego anticipated profit by waiting.

Transactions Under Company Plans

1.Stock Option Exercises. The restrictions on insider trading under this policy do not apply to the     exercise of an employee stock option acquired under the Company’s plans, or to the exercise of a     tax withholding right pursuant to which you elect to have the Company withhold shares subject to an     option to satisfy tax withholding requirements. These restrictions do apply, however, to any sale of     Company stock as part of a broker-assisted cashless exercise of an option, or any other market sale     for the purpose of generating the cash needed to pay the exercise price of an option.

2.Restricted Stock Unit Awards. This policy does not apply to the vesting of restricted stock units, or     the exercise of a tax withholding right pursuant to which you elect to have the Company withhold     shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock unit.     The policy does apply, however, to any market sale of common stock that you receive upon the     vesting of a restricted stock unit.

3.American Woodmark Corporation Retirement Savings Plan.

    The restrictions on insider trading under this policy do not apply to:

•purchases of Company stock in the Retirement Savings Plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election;

•purchases of Company stock resulting from the reinvestment of dividends paid on Company     stock in the Company stock fund; or

•Company contributions in the form of Company stock made to your account.

The insider trading restrictions do apply, however, to certain elections you may make under the plan, including an election to:

•increase or decrease the percentage of your periodic contributions that will be allocated to     the     Company stock fund,

•make an intra-plan transfer of an existing account balance into or out of the Company stock     fund,

•borrow money against your plan account if the loan will result in a liquidation of some or all     of your Company stock fund balance, and

•pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the     Company stock fund.

It should be noted that sales of Company securities from the Retirement Savings Plan are also subject to Rule 144, and therefore officers and directors should ensure that a Form 144 is field when required.

4.Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this policy.

This Policy Applies to Inside Information Regarding Other Companies.

As stated above, no employee, officer or director of the Company who, in the course of their work, learns of material nonpublic information about another company with which we do business, including a vendor, supplier or customer, may trade in the other company’s securities until the information becomes public or is no longer material. You should treat material nonpublic information about the Company’s business partners with the same care required with respect to information related directly to the Company.

What Is “Material Non-Public Information”?

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the price of the Company’s securities, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples may include:

•Financial results or projections of future sales, earnings or losses, or other sales or earnings     guidance; changes to previously announced guidance, or the decision to suspend guidance;
•Acceleration or delay of business expansion plans or plans to dispose of a subsidiary or close a     plant;
•A Company restructuring;
•A pending or proposed merger, acquisition, tender offer or joint venture;
•A pending or proposed acquisition or disposition of a significant asset;
•Significant related party transactions;
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•The establishment or expansion of a repurchase program for Company securities;
•Bank borrowings or other financing transactions out of the ordinary course;
•Major marketing changes;
•A change in senior management;
•Development of a significant new product or line of business;
•A significant change in the Company’s pricing or cost structure;
•The gain or loss of a significant customer or supplier, or group of customers or suppliers, or a     significant change in market share;
•Significant contracts or orders, or the loss thereof;
•Significant product defects or modifications;
•The gain or loss of significant financing sources;
•A default under or termination of a significant contract or financing arrangement;
•Impending bankruptcy or the existence of severe liquidity problems;
•A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Pending or threatened significant litigation, or the resolution of such litigation; or
•The imposition of a ban on trading in Company securities or the securities of another company.

When Is Information “Public”?

If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until two full trading days have passed after the information is released. A “trading day” is a day on which NASDAQ is open for trading. If, for example, the Company were to make an announcement on a Friday after market, you should not trade in the Company’s securities until the next Wednesday (assuming no holidays). Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Prearranged (Rule 10b5-1) Trading Plans

Trades in the Company’s securities that are executed under a prearranged trading plan (which also may be referred to as a Rule 10b5-1 trading plan) are an exception to the rule against trading while in possession of material nonpublic information. Rule 10b5-1 under the Securities Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. If you wish to implement such a plan, then you must supply a copy of the plan to the Company’s Treasury Department and it must be approved by the Company prior to such implementation. As required by SEC rules, you may enter into a Rule 10b5-1 trading plan only when you are not aware of material nonpublic information, which is during a trading window following one of the Company’s quarterly earnings releases.

A mandatory cooling off period is required for directors and officers as follows: the later of (a) 90 days following plan adoption or modification, or (b) two business days following disclosure of the Company’s financial results in the issuer’s periodic reports for the fiscal quarter in which the plan was adopted or modified (but in any event, the required cooling off period is subject to a maximum of 120 days after adoption of the plan. Persons other than officers or directors require a 30 day cooling off period. A modification or change to the amount, price or timing of the purchase or sale of securities equals a termination of the old contract and adoption of a new plan, which triggers a new cooling off period. A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plan during any 12-month period (subject to certain exceptions)

Directors and officers must provide representations in their trading plan that they are not in possession of material non-public information and are adopting the plan in good faith.

Questions?

If you have any questions about this policy, or its application to any proposed transaction, please call Gretchen Mongold at (540) 665-9136.